Exhibit 1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

17 FEBRUARY 2021

WESTPAC 1Q21 UPDATE

Results snapshot for the December quarter 2021 (1Q21) compared to quarterly average of Second Half 2020 (2H20)

- 1Q21 unaudited statutory net profit $1.70bn, (2H20 quarterly average $550m).
- 1Q21 unaudited cash earnings[1] $1.97bn, up on 2H20 quarterly average of $808m (up 54% excluding notable items[2]).
- Impairment benefit of $501m from improved credit quality, the stronger economic outcomes and a better economic outlook.
- Net interest margin 2.06%, up 3bps from 2H20 (up 2bps excluding notable items).
- Core earnings up 28% (up 3% excluding notable items).
- Common equity tier 1 capital ratio of 11.9% at 31 December 2020, up 74bps over the quarter and 111bps over the year.

Key points

- **Cash earnings (excluding notable items)**
  - Higher over the quarter due to higher margins, lower expenses from the phasing of investment spend and an impairment benefit.
- **Balance sheet strong**
  - 11.9% CET1 capital ratio, up 74bps from 30 Sep 2020.
  - Active in Tier 1 and Tier 2 markets issuing $6.4bn in aggregate.
  - Liquidity coverage ratio 152%.
- **Credit quality improved**
  - No new large individually assessed provisions.
- **Stressed assets and delinquencies declined**
  - Stressed assets to total committed exposure fell 15bps, with almost all industry segments improving.
  - Consumer 90+ day delinquencies lower over quarter, including Australian 90+ day mortgage delinquencies 16bps lower to 146bps.
- **Impairment provisions remain strong but were lower**
  - No change to economic scenario weights or sector provision overlays. Total provisions to credit risk weighted assets of 158bps.
  - Updated economic forecasts with a better outlook for GDP, unemployment and property prices.
- **Deferrals continuing to decline**
  - $11bn of Australian mortgage deferrals at 31 Jan 21. Significant roll off expected in February and March.
  - $400m small business loans in deferral at 31 Jan 21, less than 1% of the small business portfolio.

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[1] Cash earnings is a non-GAAP measure. Refer to Westpac's 2020 Full Year Financial Results announcement for details.

[2] Notable items include provisions for the AUSTRAC proceedings; refunds, payments, costs and litigation; write-down of intangibles; and asset sales and revaluations.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

Comments from Westpac Group CEO, Peter King

"It has been a good start to the year with higher earnings, a stronger economy, and solid progress on our fix, simplify, perform strategic priorities.

"I am particularly proud that our focus on supporting customers has contributed to a high proportion of customers being able to manage the impacts of COVID-19 and return to repayments.

"Westpac's balance sheet remains strong, with our capital ratio more than a full percentage point higher over the year to 11.9%, while we have retained high credit provision levels to respond to ongoing uncertainties.

"Our first quarter 2021 result was higher than the second half 2020 average, mainly from an impairment benefit reflecting both improved credit quality and a much improved economic outlook.

"While uncertainty remains around the impact of local COVID outbreaks, there is cause for optimism. The economy is recovering, consumer and business confidence is strong, and the labour market has been much more resilient than expected. At the end of December there were 12.9 million employed Australians compared to 13 million in March 2020.

"We are also beginning to improve momentum in mortgages and while the book was little changed over the half, we have processed a significant increase in applications. Low interest rates, rising house prices, new construction, and high consumer confidence all point to continued recovery in home lending activity in 2021.

"Our business portfolio simplification is underway and we have announced the exit of several businesses.

"While this year will continue to bring challenges, Westpac is well placed to assist customers and support the path to Australia's economic recovery."

Given the improved outlook, Westpac intends to return to its past practice of releasing its Pillar 3 report and details of credit quality and capital in the first and third quarters, and not outlining quarterly earnings.

For further information:

David Lording
Group Head of Media Relations
0419 683 411

Andrew Bowden
Head of Investor Relations
0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141